FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: October 11, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Settlement by AVX Corporation with the EPA and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

October 11, 2012

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

Settlement by AVX Corporation with the EPA and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012 (U.S., EST), AVX Corporation (“AVX”), a consolidated subsidiary of Kyocera Corporation in the United States, made following announcement regarding to the harbor clean up for the New Bedford Harbor Superfund Site in New Bedford, Massachusetts (the “Harbor”).

AVX Reaches Settlement with the EPA and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012 , AVX Corporation (AVX) reported that it has reached a financial settlement with respect to the EPA’s ongoing clean up of the New Bedford Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement agreement with the United States and the Commonwealth of Massachusetts with respect to their claims relating to harbor clean up and alleged natural resource damages in 1992. That agreement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean up and natural resource damages. That agreement included reopener provisions allowing the EPA to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean up under certain circumstances.

On April 18, 2012, EPA issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean up, invoking the clean up reopeners described above.

After settlement negotiations, including mediation, between the parties, the current agreement with the EPA and the Commonwealth of Massachusetts was reached whereby AVX will pay $366.25 million, plus interest, in three installments over a two-year period for use by EPA and the Commonwealth to complete clean up of the harbor, and the EPA will withdraw the Unilateral Administrative Order.

The recent agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean up reopeners in the future. EPA has filed the Supplemental Consent Decree in the United States District Court for the District of Massachusetts. A 30-day public comment period is planned. The settlement requires approval by the United States District Court before becoming final.

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Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations or newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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